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                                                      Filed Pursuant to Rule 425
                                   Filer: Bingham Financial Services Corporation
                         Subject Company: Bingham Financial Services Corporation
                                                    Commission File No.: 0-23381

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOLLOWING INFORMATION, WHEN IT BECOMES AVAILABLE, WHICH WILL BE INCLUDED IN A REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY THE ULTIMATE PARENT COMPANY IN THE BUSINESS COMBINATION TRANSACTION WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER IT IS FILED WITH THE SEC, INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS ON THE SEC'S WEB SITE (WWW.SEC.GOV). THE PROXY STATEMENT/PROSPECTUS WILL ALSO BE MADE AVAILABLE FOR FREE TO THE STOCKHOLDERS OF BINGHAM FINANCIAL SERVICES CORPORATION AND FRANKLIN BANK, N.A.

BINGHAM AND ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM BINGHAM STOCKHOLDERS IN FAVOR OF THE MERGER. FRANKLIN AND ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM FRANKLIN STOCKHOLDERS IN FAVOR OF THE MERGER. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION WILL BE SET FORTH IN THE PROXY STATEMENT PROSPECTUS WHEN IT IS FILED WITH THE SEC.


                                               MEDIA CONTACT:  WALTER KRAFT
                                               CAPONIGRO PUBLIC RELATIONS
                                               INC., (248) 355-3200
                                               KRAFT@CAPONIGRO.COM


                                               FOR IMMEDIATE RELEASE
                                                      March 20, 2000


                       FRANKLIN BANK AND BINGHAM FINANCIAL
                       SERVICES ANNOUNCE STRATEGIC MERGER
                       AND APPOINTMENT OF NEW FRANKLIN CEO


         SOUTHFIELD and BIRMINGHAM, Mich. -- Franklin Bank, N.A. (NASD: FSVB) and Bingham Financial Services Corporation (NASD: BFSC) announced today that they


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have signed an agreement to merge. The strategic merger creates a multi-faceted financial organization centered on a strong niche banking presence in Southeast Michigan with a national reach, specialty lending capability. The combination is positioned to unlock the value of Franklin Bank's proven ability to generate customer deposits coupled with Bingham's broad-based loan origination platform.

Bingham will operate as the holding company. Franklin, a Southeast Michigan-based bank with approximately $500 million in assets in 1999, will continue to operate as the principal subsidiary of the holding company. Bingham's current operating subsidiaries, Bloomfield Acceptance, Hartger & Willard, Dynex and Bloomfield Servicing will continue as separate companies either within the bank or as subsidiaries of Bingham. Bloomfield Acceptance and Hartger & Willard currently operate a Michigan-based national commercial mortgage lending organization with new loans of more than $350 million during 1999. Dynex, acquired in December 1999, and Bingham's Manufactured Home Finance Corporation subsidiary, together accounted for approximately $500 million of manufactured housing loans originated during 1999. MHFC's business and operations recently were combined into Dynex and MHFC was sold. Bloomfield Servicing, a primary loan servicer, currently services $2.2 billion of loans originated by Bingham subsidiaries.

Under the merger agreement, Bingham will issue 1.525 shares of its common stock for each outstanding share of Franklin Bank. The merger has been approved by both Boards, is structured to be tax-free to both companies' stockholders and will be accounted for by the purchase method of accounting. Closing is expected sometime in the third quarter of 2000 subject to stockholder approval, regulatory approval and satisfaction of customary closing conditions. The combined entities will be owned 68 percent by Franklin's current stockholders and 32 percent by Bingham's current stockholders. The Board of Directors of the holding company will include six directors from Bingham and six directors from Franklin -- including the bank's newly appointed CEO.

Gary A. Shiffman, Chairman, and Ronald A. Klein, CEO and President, of Bingham, will retain these titles in the holding company. David F. Simon will continue to serve as Chairman of Franklin Bank and will become an Executive Vice President of the holding company. Simultaneous with the transaction, the companies announced the appointment of Joseph G. Horonzy as the new CEO of Franklin, effective upon the consummation of the strategic merger. The Franklin Bank board will be reconstituted with the addition of directors to be named by Bingham.

Gary Shiffman, Bingham Financial Chairman stated, "The incentive for this merger is found in our companies' complementary business strategies and corporate philosophies. Today Bingham, through its operating subsidiaries, is one of the leading commercial mortgage banking operations in Michigan and plays a large role in affordable housing, one of the fastest growing areas of the real estate industry. Bingham has been successful in integrating its acquisitions, managing its rapid growth, generating quality assets, and accessing the capital markets. Now, with the integration


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of Franklin's stable source of deposits, the combined entities will be positioned to maximize profitability. We view our new banking services company as a leading example of where bank organizations need to migrate in today's economy."

David Simon, Chairman of Franklin Bank, said, "We see this new business combination as a means to provide an opportunity for Franklin to add to its management depth, increase its capital base, grow and diversify its revenue mix, expand its loan origination capabilities, create new branches and, most importantly, enhance shareholder value. This strategic merger enables us to build upon the existing leadership of the Bank's President Rebecca David and other senior management team members. It also allows us to continue our tradition of service oriented customer focus that has fueled Franklin's historic success meeting the needs of small and medium sized businesses who have become disenfranchised by Southeastern Michigan's mega-banks."

Joe Horonzy, the new CEO of Franklin, has 31 years experience in finance and banking. Horonzy said, "I am excited by this opportunity and enthusiastic about this new company's potential." Horonzy previously held top-level positions at Comerica Bank, where he was Executive Vice President of Corporate Banking and Retail Banking and a key member of that bank's senior management committee. He is now at Plante & Moran, LLP, as a consultant advising local businesses in the development of strategic plans and methods to optimize their financing arrangements. "Franklin has successfully carved out a position as the bank for local business. Bingham, with its strategic focus on creating a national commercial and residential real estate lending platform and its successful integration of its operating subsidiaries has developed a powerful asset generation capability. Successfully harnessing Franklin's strong deposit base and Bingham's loan portfolio and nationwide origination form the foundation for a significant emerging banking organization."

This release contains certain forward-looking statements which are based on management's current expectations. These forward-looking statements include information concerning possible or assumed future results of operations and business plans, including those relating to earnings growth (on both a GAAP and cash basis); revenue growth; origination volume in both The Companies' mortgage and manufactured housing finance businesses; tangible capital generation; market share; expense levels; and other business operations and strategies. For these statements, The Companies' claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 to the extent provided by applicable law. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: risks and uncertainties related to acquisitions and related integration activities; prevailing economic conditions; changes in interest rates, loan demand, real estate values, and competition, which can materially affect origination levels in The Companies' mortgage and manufactured housing finance businesses; the level of defaults and prepayments on loans made by The Companies and each of its affiliates; changes in accounting principles, policies, and guidelines; adverse changes or


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conditions in capital or financial markets which could adversely affect the ability of The Companies to sell or securitize mortgage and manufactured housing originations on a timely basis or at prices which are acceptable to The Companies; changes in applicable law, rule, regulation or practice with respect to tax or legal issues; and other economic, competitive, governmental, regulatory, and technological factors affecting The Companies' operations, pricing, products, and services. The forward-looking statements are made as of the date of this release, and The Companies assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.